                                                                    EXHIBIT 99.1

                                  OPENTV CORP.

                               ----------------

                 Notice of 2001 Annual Meeting of Shareholders
                           to be held on May 21, 2001

                               ----------------

TO OUR SHAREHOLDERS:

   NOTICE IS HEREBY GIVEN, that the 2001 Annual Meeting of Shareholders of OpenTV Corp., a British Virgin Islands international business company ("OpenTV"), will be held on May 21, 2001, at 8:00 a.m., local time, at 401 East Middlefield Road, Mountain View, California 94043, for the following purposes:

    1. To elect the directors of OpenTV to serve until the next annual meeting;

    2. To approve amendments to the OpenTV, Inc. 1999 Employee Stock Purchase Plan;

    3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2001; and

    4. To transact such other business as may properly come before the meeting or any adjournments thereof.

   The foregoing items of business are more fully described in the proxy statement accompanying this notice. We encourage you to read the entire document carefully.

   All shareholders of OpenTV are cordially invited to attend the Annual Meeting in person. Only shareholders of record at the close of business on April 6, 2001 are entitled to notice of and to vote at the Annual Meeting. To assure your representation at the Annual Meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the envelope enclosed for that purpose. Any shareholder attending the Annual Meeting in person may vote in person even if he or she previously returned a proxy.

                                          Sincerely,

                                          /s/ James Ackerman
                                          James Ackerman
                                          Chief Executive Officer

Mountain View, California
April 20, 2001


                                   IMPORTANT

 WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                         THANK YOU FOR ACTING PROMPTLY

                                  OPENTV CORP.

                               ----------------

                                PROXY STATEMENT

                               ----------------

                                      FOR
                      2001 ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 21, 2001

   The enclosed proxy is solicited on behalf of OpenTV Corp. ("OpenTV") for use at our 2001 Annual Meeting of Shareholders (the "Annual Meeting") to be held on May 21, 2001, at 8:00 a.m., local time, at 401 Middlefield Road, Mountain View, California 94043, or any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying notice of our 2001 Annual Meeting of Shareholders.

   These proxy solicitation materials were mailed on or about April 20, 2001 to all shareholders entitled to vote at the Annual Meeting.

   Because OpenTV Corp. is an international business company incorporated under the laws of the British Virgin Islands, holders of our Ordinary Shares technically are referred to as "members" of OpenTV Corp. For matters of convenience, however, such holders are referred to herein and in the accompanying notice and proxy card as "shareholders" of OpenTV Corp.

                 INFORMATION CONCERNING SOLICITATION AND VOTING

Record date

   Our Board of Directors has fixed the close of business on April 6, 2001 as the record date (the "Record Date") for the Annual Meeting. Only holders of record of OpenTV's Class A and Class B Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting or any adjournment(s) or postponement(s) thereof.

Shares outstanding

   As of the close of business on the Record Date, there were 35,352,952 Class A Ordinary Shares and 30,631,746 Class B Ordinary Shares outstanding and entitled to vote at the Annual Meeting, held of record by approximately 366 shareholders and three shareholders, respectively, although we have been informed that there are in excess of 24,000 beneficial owners of our Class A Ordinary Shares. For information regarding the securities ownership of our directors and officers as a group and holders of more than 5% of our outstanding Class A Ordinary Shares, see "Securities Ownership of Certain Beneficial Owners and Management" in the our report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2001.

Vote and quorum required

   Holders of our Class A Ordinary Shares are entitled to one vote and holders of our Class B Ordinary Shares are entitled to ten votes, respectively, for each share held as of the Record Date. Approval of each of the proposals to be voted upon by our shareholders requires the affirmative vote of a majority of the total voting power of our outstanding ordinary shares present in person or represented by proxy at the Annual Meeting. Attendance at the Annual Meeting, either in person or by proxy, of the shares representing a majority of the votes represented by our Ordinary Shares is required for a quorum.

Abstentions; broker non-votes

   While there is no definitive statutory or case law authority in the British Virgin Islands as to the proper treatment of abstentions, we believe that abstentions should be counted for purposes of determining the presence or absence of the quorum for the transaction of business, but should not be counted as a vote against a proposal submitted for consideration of the shareholders at the Annual Meeting. In the absence of controlling precedent to the contrary, we intend to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against a proposal submitted for consideration of the shareholders at the Annual Meeting.

   The treatment of a broker non-vote, which occurs in the event that a broker, bank, custodian, nominee or other record holder of our Ordinary Shares indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, is not clearly established under the laws of the British Virgin Islands and is not treated in our memorandum of association or articles of association. However, if the laws of the British Virgin Islands were to conform in these respects with Delaware general corporate principles which we will apply at the Annual Meeting, those shares would not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Solicitation of Proxies

   We will pay the expenses of soliciting proxies to be voted at the Annual Meeting. We have retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist with solicitation at customary rates (approximately $7,500), plus reimbursement for out of pocket expenses. Following the original mailing of the proxies and other solicitation materials, we will request brokers, custodians, nominees and other record holders of our Ordinary Shares to forward copies of the proxy and other soliciting materials to persons for whom they hold our Ordinary Shares and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, we will reimburse such holders for their reasonable expenses.

   In addition to solicitation by mail, our directors, officers and key employees may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

Voting of Proxies

   The enclosed proxy is solicited on behalf of the Board of Directors of OpenTV for use at the Annual Meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to OpenTV. All properly signed proxies that OpenTV receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, such proxies will be voted "FOR" each of the proposals to be considered at the Annual Meeting.

   Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

   OpenTV's Board of Directors does not know of any matter that is not referred to in this proxy statement to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Revocation of Proxies

   You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

  . delivering a written notice to the secretary of OpenTV by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; and

  . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

Stockholder Proposals for 2002 Annual Meeting of Shareholders

   Proposals of our shareholders which are intended to be presented by such shareholders at our 2002 Annual Meeting must be received by us not less than 30 days nor more than 60 days prior to the scheduled date of the 2002 Annual Meeting in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

                      PROPOSAL ONE: ELECTION OF DIRECTORS

   Our Articles of Association currently authorize no fewer than five and no more than fifteen Directors. A Director serves in office until his or her respective successor is duly elected and qualified or until his or her earlier death or resignation. Our Board of Directors is not divided into classes. Each member of the Board of Directors is elected by the shareholders at each Annual Meeting to serve a one-year term which expires upon the occurrence of the next Annual Meeting.

   Our Board of Directors is currently set at ten members and is comprised of two vacancies and the following eight members: Jan Steenkamp, James Ackerman, Jacobus P. Bekker, Craig L. Enenstein, William Raduchel, Allan M. Rosenzweig, Jacobus D.T. Stofberg and Stephen F. Ward.

   The existing Directors may, by resolution, fill the existing vacancies on our Board of Directors. In addition, pursuant to the terms of an Investors' Rights Agreement dated October 23, 1999, (i) a subsidiary of Sun Microsystems, Inc. ("Sun") has the contractual right to designate one Director of OpenTV and
(ii) America Online, Inc., General Instrument Corporation, a subsidiary of Time Warner, Inc. and a subsidiary of Liberty Digital, Inc. (collectively, the "Investors") have the contractual right, as a group, to designate two Directors of OpenTV. Currently, there is no such Sun designee on our Board of Directors and there is only one such Investor designee on our Board (which is Mr. Enenstein). The Investors acting as a group and Sun may, before or after the Annual Meeting, designate a person to our Board of Directors and our Board of Directors would then by resolution elect that person to the Board of Directors.

   At the Annual Meeting, our shareholders will be asked to elect eight Directors who will become Directors of OpenTV on the date of the Annual Meeting. The names of the Board of Director's nominees for Directors of OpenTV are identified below. The Ordinary Shares represented by the enclosed proxy for the Annual Meeting will be voted FOR the election of the nominees listed below unless authority to vote for the election of Directors is withheld. Shareholders may withhold authority to vote for the slate as nominated or, by writing on the proxy card, the authority to vote for any individual nominee. If any of the nominees should unexpectedly decline or be unable to act as Director, the shares may be voted for such substitute nominees as the persons appointed in the proxy may in their discretion determine.

Nominees to the Board of Directors

   The names of the eight nominees for Director and certain information about each of them are set forth in the table below.

                 Name                   Age                     Position
                 ----                   ---                     --------
Jan Steenkamp.......................... 38  Chairman of the Board of Directors
James Ackerman......................... 36  Chief Executive Officer and Director
Jacobus P. Bekker...................... 48  Director
Craig L. Enenstein..................... 32  Director
William Raduchel....................... 54  Director
Allan M. Rosenzweig.................... 45  Director
Jacobus D.T. Stofberg.................. 50  Director
Stephen F. Ward........................ 47  Director

Vote Required and Recommendation of the Board of Directors

   The affirmative vote of a majority of the total voting power of the outstanding Ordinary Shares of OpenTV present in person or represented by proxy at the Annual Meeting is required for a director to be elected. On a vote to appoint Directors, votes withheld from any Director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under the Articles of Association of OpenTV.

                 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
                      EACH OF THE NOMINEES TO THE BOARD OF
                             DIRECTORS NAMED ABOVE

           ADDITIONAL INFORMATION RELATING TO THE BOARD OF DIRECTORS

Board Practices

   Our Board of Directors generally has four regular meetings per year, but meets on a more frequent basis from time to time as circumstances warrant. Our Board of Directors has three standing committees: a compensation committee, an audit committee and an investment committee.

Board Committees

   The compensation committee consists of Messrs. Steenkamp, Stofberg and Ward. The compensation committee establishes salaries, incentives and other forms of compensation for our directors, executive officers, employees and consultants and administers our stock option incentive and other benefit plans. Compensation for our chief executive officer is reviewed and approved by the full Board of Directors.

   The audit committee consists of Messrs. Enenstein, Raduchel and Ward. The charter of the audit committee provides that the primary function of the audit committee is to assist our Board of Directors in fulfilling its oversight responsibilities. The audit committee reviews our financial statements, financial reporting process, and the audit efforts of our independent auditors, and provides an open avenue of communication among the independent auditors, our financial and executive officers and our Board of Directors. The audit committee meets with management and our independent auditors as it deems appropriate.

   The investment committee consists of Messrs. Enenstein, Raduchel, Rosenzweig and Steenkamp. The investment committee reviews and approves equity investments from $10 million to $35 million in any single venture or company. Equity investments of less than $10 million may be approved by our president. Equity investments greater than $35 million must be approved by the full Board of Directors.

                  PROPOSAL TWO: APPROVAL OF AMENDMENTS TO THE
                 OPENTV, INC. 1999 EMPLOYEE STOCK PURCHASE PLAN

   The Board of Directors of OpenTV Corp. and OpenTV, Inc. adopted the OpenTV, Inc. 1999 Employee Stock Purchase Plan in October 1999 and the shareholders of OpenTV Corp. and OpenTV, Inc. approved the plan in November 1999. On January 1, 2001 and March 29, 2001, the Board of Directors of OpenTV, Inc. and OpenTV Corp., respectively, amended and restated the OpenTV, Inc. 1999 Employee Stock Purchase Plan, referred to herein as the "employee stock purchase plan," to:
(1) provide that employees of foreign subsidiaries can participate in the employee stock purchase plan; (2) clarify that the employee stock purchase plan's definition of subsidiary refers to subsidiaries of OpenTV Corp. rather than Open TV, Inc.; (3) clarify that the Board of Directors administering the employee stock purchase plan is the Board of Directors of OpenTV Corp. rather than OpenTV, Inc.; and (4) to make various other non-substantive stylistic and organizational changes to the plan.

   The shareholders are being asked to approve amendments (1), (2) and (3) above.

Summary of the Employee Stock Purchase Plan

   General. Our Board of Directors originally adopted the employee stock purchase plan in October 1999 and the plan was approved our shareholder in October 1999. The purpose of the employee stock purchase plan is to provide our employees and employees of our designated subsidiaries an opportunity to purchase our common stock through payroll deductions. 500,000 of our Class A Ordinary Shares have been reserved for issuance under the employee stock purchase plan in 2001. The plan provides that on December 31, 2001 and on December 31 of each of the next seven years the number of shares in the reserve automatically will be increased by the lower of (i) 5% of our outstanding shares (on a fully diluted basis), (2) 500,000 shares, or (3) a smaller number as determined by our Board of Directors. Consistent with the foregoing, our Board of Directors has determined that the number of shares in the reserve automatically will be reset at 500,000 (as adjusted to reflect any stock split that from time to time may be effected) on each December 31 for issuance during the following year, unless such amount is greater than 5% of our outstanding shares (on a fully diluted basis).

   Administration. The employee stock purchase plan is administered by our Board of Directors or a committee appointed by the Board of Directors. Presently, the employee stock purchase plan is administered by the Compensation Committee of the Board of Directors of OpenTV Corp. The administrator has authority to interpret and apply provisions of the employee stock purchase plan, to determine eligibility, and to settle disputed claims. Determinations of the administrator are final, conclusive and binding upon all parties.

   Eligibility. Unless otherwise determined by our Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan), all employees of OpenTV Corp. and its designated subsidiaries who customarily work 20 or more hours per week and at least 5 months per calendar year are eligible to participate in our employee stock purchase plan. Eligibility will not be granted to any employee to the extent that (i) the grant of a stock purchase right would cause the employee to own stock and/or rights to purchase stock equal to 5% or more of the voting power or value of the stock of OpenTV or any of its subsidiaries, or (ii) the employee would obtain rights under the employee stock purchase plan to purchase more than $25,000 worth of OpenTV stock in a single calendar year. The proposed amendment to the employee stock purchase plan provides that employees of OpenTV Corp.'s foreign subsidiaries are eligible to participate in the plan.

   Offering Period. The employee stock purchase plan has two consecutive six-month offering periods for each calendar year. Unless determined otherwise by the Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan), the offering periods begin on the first trading day after January 1 and July 1, respectively. Our Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan) has the power to change the duration of future offering periods. Upon signing and submitting to our payroll office a subscription agreement authorizing payroll deductions, an eligible employee may become a participant in the employee stock purchase plan on the first day of the next six-month offering period. At the beginning of an offering period, each participant is granted an option giving them the right to purchase Class A Ordinary Shares at the purchase price on the purchase date, which is the last trading day of the offering period. Payroll deductions, up to 15% of a participant's compensation, are accumulated during the offering period and applied to the purchase of shares on the purchase date. The option expires at the end of the purchase period or upon termination of employment, whichever is earlier. The option is exercised at the end of each purchase period to the extent of the accumulated payroll deductions.

   Purchase Price. Employee stock purchase plan participants may exercise their option and purchase Class A Ordinary Shares at a purchase price equal to 85% (or such greater percentage as determined by our Board of Directors or the committee of the Board of Directors administering the employee stock purchase plan) of their fair market value on (i) the first day of the offering period or
(ii) the purchase date, whichever is less. The fair market value of our Class A Ordinary Shares on any relevant date is prior day's closing price per share as reported on the Nasdaq National Market, or the closing bid if no sales were reported, as quoted on such exchange and reported in The Wall Street Journal.

   Payroll Deductions; Share Purchase. The number of Class A Ordinary Shares a participant may purchase in each offering period is determined by dividing (1) the total amount of payroll deductions withheld from the participant's compensation during that purchase period by (2) the purchase price. During the offering period, a participant may discontinue his or her participation in the employee stock purchase plan, and may decrease or increase the rate of payroll deductions within limits set by the administrator. All payroll deductions made for a participant are credited to the participant's account under the employee stock purchase plan, are withheld in whole percentages only and are included with the general funds of OpenTV, Inc. Funds received by OpenTV, Inc. pursuant to exercises under the employee stock purchase plan are also used for general corporate purposes. A participant may not make any additional payments into his or her account.

   Withdrawal. Generally, a participant may withdraw from an offering period at any time by written notice without affecting his or her eligibility to participate in future offering periods. However, once a participant withdraws from a particular offering period, that participant may not participate again in the same offering period.

   Termination of Employment. Termination of a participant's employment for any reason, including disability or death, cancels his or her option and participation in the employee stock purchase plan immediately. In such event, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of death, to the person or persons entitled thereto as provided in the employee stock purchase plan.

   Adjustments upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

     Changes in Capitalization. Subject to any required action by our shareholders, the number of shares reserved under the employee stock purchase plan as well as the price per share of Class A Ordinary Shares covered by each option under the employee stock purchase plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued Class A Ordinary Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Class A Ordinary Shares, or any other increase or decrease in the number of Class A Ordinary Shares effected without receipt of consideration by OpenTV Corp.; provided, however, that conversion of any convertible securities of OpenTV shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan), whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by OpenTV of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Class A Ordinary Shares subject to an option.

     Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of OpenTV, Inc. or OpenTV Corp., the offering periods then in progress will terminate immediately prior to the consummation of the proposed action, unless otherwise determined by our Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan).

     Merger or Asset Sale. In the event of any merger, consolidation, acquisition of assets or like occurrence involving OpenTV, Inc. or OpenTV Corp., each option under the employee stock purchase plan shall be assumed or an equivalent purchase right substituted by the successor corporation, unless the Board of Directors (or the committee of the Board of Directors administering the employee stock purchase plan) determines to shorten the offering period then in progress by setting a new exercise date. If the Board of Directors (or committee) shortens any purchase periods and offering periods then in progress, the Board of Directors (or committee) shall notify each participant in writing, at least ten (10) business days prior to the new exercise date, that the exercise date has been changed to the new exercise date and that the option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period.

   Amendment and Termination of the Plan. The Board of Directors (or committee of the Board of Directors administering the employee stock purchase plan) may at any time terminate or amend the employee stock purchase plan. Generally, no such termination can affect options previously granted. No amendment shall be effective unless it is approved by the holders of a majority of the votes cast at a duly held shareholders' meeting, if such amendment would require shareholder approval in order to comply with Section 423 of the Code. The employee stock purchase plan will continue through December 31, 2009, unless sooner terminated.

   Certain Federal Income Tax Information. The following brief summary of the United States federal income tax treatment of participants and of us with respect to the shares purchased under the employee stock purchase plan. This discussion does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

   The employee stock purchase plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the employee stock purchase plan are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering period and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) an amount equal to 15% (or such lesser amount as determined by our Board of Directors or by the committee of the Board of Directors administering the employee stock purchase plan) of the fair market value of the shares as of the first day of the applicable offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. The company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Vote Required and Recommendation of the Board of Directors

   The affirmative vote of the holders of a majority of the total voting power of the outstanding Ordinary Shares of OpenTV present in person or represented by proxy at the meeting will be required to approve this proposal.

                 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
                     THE APPROVAL OF THE AMENDMENTS TO THE
                 OPENTV, INC. 1999 EMPLOYEE STOCK PURCHASE PLAN

               PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

   Our Board of Directors has appointed PricewaterhouseCoopers LLP, independent accountants, to audit our financial statements for the current year ending December 31, 2001. At the Annual Meeting, our shareholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants to audit our financial statements for the current fiscal year ending December 31, 2001. We expect that a representative of PricewaterhouseCoopers LLP will be available at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to any appropriate questions.

   Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent public accountants is not required by our memorandum of association and articles of association or other applicable legal requirements. However, our Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. In the event that our shareholders fail to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants to audit our financial statements for the current year ending December 31, 2001, our Board of Directors will reconsider its selection and take such action as may be appropriate under the circumstances.

Vote Required and Recommendation of the Board of Directors

   The affirmative vote of the holders of a majority of the total voting power of the outstanding Ordinary Shares of OpenTV present in person or represented by proxy at the meeting will be required to approve this proposal.

                 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
                       RATIFICATION OF THE APPOINTMENT OF
                           PRICEWATERHOUSECOOPERS LLP

                                 OTHER MATTERS

   We do not intend to bring any matters before the Annual Meeting other than those set forth herein, and our management has no present knowledge that any other matters will or may be brought before the Annual Meeting by others. However, if any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as our Board of Directors may recommend.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          OPENTV CORP.

Mountain View, California
April 20, 2001

                                  OPENTV CORP.

                                   PROXY FOR
                      2001 ANNUAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of OpenTV Corp., a British Virgin Islands international business company, hereby acknowledges receipt of the Notice of 2001 Annual Meeting of Shareholders and Proxy Statement, each dated April 20, 2001, and hereby appoints Jan Steenkamp and James Ackerman, and each of them, proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2001 Annual Meeting of Shareholders to be held at 401 Middlefield Road, Mountain View, California, 94043, on May 21, 2001 at 8:00 a.m. local time, and any adjournment(s) and postponement(s) thereof, and to vote all Class A Ordinary Shares and Class B Ordinary Shares which the undersigned would be entitled to vote thereat if then and there personally present, on the matters in the manner set forth below:

                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

                               [SEE REVERSE SIDE]


[X]  PLEASE MARK YOUR
     VOTES AS IN THIS
     EXAMPLE


                                         FOR all                  WITHHOLD
                                  nominees listed below       authority to vote
                                  (except as indicated)       for the nominees
                                                                listed below

1.  Proposal to Elect the                                                          2.  Proposal to Approve Amendments to the
    Following Eight                                                                    OpenTV, Inc. 1999 Employee Stock Purchase
    Nominees as                        [_]                       [_]
    Members of Our
    Board of Directors                                                                       FOR          AGAINST       ABSTAIN

                                 NOMINEES:  Jan Steenkamp
                                            James Ackerman                                   [_]            [_]           [_]
                                            Jacobus P. Bekker
                                            Craig L. Enenstein
                                            William Raduchel
                                            Allan M. Rosenzweig
                                            Jacobus D.T. Stofberg
                                            Stephen F. Ward

INSTRUCTIONS; IF YOU WISH TO WITHHOLD AUTHORITY                                    3.  Proposal to Ratify the Appointment of
TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A                                           PricewaterhouseCoopers LLP as OpenTV Corp.'s
LINE THROUGH SUCH NOMINEE'S NAME ON THE LIST ABOVE.                                    Independent Auditors for the fiscal year
                                                                                       ending December 31, 2001.

                                                                                             FOR          AGAINST       ABSTAIN

                                                                                             [_]            [_]           [_]


                                                                                  In their discretion, the proxies are authorized to
                                                                                  vote upon such other matter(s) which may properly
                                                                                  come before the Annual Meeting, or at any
                                                                                  adjournment(s) or postponement(s) thereof.

                                                       THIS PROXY WILL BE VOTED AS DIRECTED AND, IF NO DIRECTION IS INDICATED, THIS
                                                       PROXY WILL BE VOTED FOR THE EIGHT LISTED NOMINEES FOR ELECTION AS DIRECTORS,
                                                       FOR THE APPROVAL OF AMENDMENTS TO THE OPENTV, INC. 1999 EMPLOYEE STOCK
                                                       PURCHASE PLAN AND FOR THE RATIFICATION OF THE APPOINTMENT OF
                                                       PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITORS FOR OUR FISCAL YEAR
                                                       ENDING DECEMBER 31, 2001.

                                                       Both of the foregoing attorneys-in-fact or their substitutes or, if only one shall be present and acting at the Annual Meeting or any adjournment(s) or postponement(s) thereof, the attorney-in-fact so present, shall have and may exercise all of the powers of said attorney-in-fact hereunder.


SIGNATURE(S) ________________________________________  DATE _________________

NOTE: THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER EXACTLY
AS HIS, HER OR ITS NAME APPEARS HEREON. PERSONS SIGNING IN A FIDUCIARY CAPACITY
SHOULD SO INDICATE AND IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY
PROPERTY, BOTH SHOULD SIGN.
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